Exhibit 6.4a

AMENDMENT NO. 1 TO

SOLAR ENERGY POWER PURCHASE AND LICENSE AGREEMENT

ASSIGNED TO ADE CRESCENT CITY LLC

This Amendment No. 1 (“Amendment No. 1") to the Solar Energy Power Purchase and License Agreement (the “Agreement” or “Crescent PPA”) by and between Renewable Energy Capital, LLC (“Renewable”) and Crescent City Harbor District, a California Special District (“Harbor District”) and assigned to ADE Crescent City LLC (“ADE Crescent”), a Delaware Limited Liability Company is entered into is entered into as of October 24, 2018, by and between the Harbor District, on the one hand, and ADE Crescent, on the other hand. ADE Crescent and the Harbor are sometimes, collectively referred to herein as the "Parties", and each as "Party".

RECITALS

Renewable entered into a Solar Energy and Power Purchase and License Agreement (“Crescent PPA”) with the municipal entity, the Crescent City Harbor District (“Harbor District”).

The Crescent PPA, an agreement with an initial term of 25 years, provides that Renewable would install, finance, own and operate an electricity grid-connected 1 Mega-Watt photovoltaic, solar energy facility (the "System") located in the Crescent City Harbor.

American Diversified Energy LLC (“Diversified”) and Renewable entered into an Acquisition Agreement By And Between American Diversified Energy, LLC And Renewable Energy Capital, LLC (“Acquisition Agreement"), as of June 8th, 2018;

The Acquisition Agreement provided for the transfer of, assignment of, and acquisition of, the Crescent PPA from Renewable to Diversified;

After the Acquisition Agreement was entered into by and between Renewable and Diversified, Diversified assigned all right, title and interest in the Acquisition Agreement and the Crescent PPA to ADE Crescent, an entity, wholly owned and controlled by Diversified.

The Harbor District and Renewable entered into an Acknowledgement and Consent to Assignment Agreement, dated as of February 12, 2018 ("Assignment Agreement") consenting to the assignment of the Crescent PPA to ADE Crescent.

The Parties acknowledge and agree that Paragraph 5.1 of Crescent PPA should be amended to reflect that ADE Crescent will cause installation of the System to be completed and to cause the System to begin Commercial Operation on or before December 31, 2019 instead of the December 31, 2018.

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NOW, THEREFORE, in consideration of the mutual undertakings, conditions, representations, promises and covenants contained herein, subject to the terms and conditions herein set forth, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto agree as follows:

1. Paragraph 5.1 of Crescent PPA is hereby amended to and provides that ADE Crescent will cause installation of the System to be completed and to cause the System to begin Commercial Operation on or before December 31, 2019 instead of the December 31, 2018.

Except as otherwise modified in this Amendment, the terms and conditions of the Agreement and the rights, duties, and obligations of the parties thereunder are unchanged and remain in full force and effect.

Executed as of the date first set forth above.

Crescent City Harbor District

/s/ Patrick Bailey

Patrick Bailey

President,

Board of Harbor Commissioners

ADE Crescent City LLC

/s/ Neil Zoeller

Neil Zoeller

President

APPROVED AS TO FORM:

/s/ Autumn Luna

Autumn Luna

Deputy General Counsel

Crescent City Harbor District

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